UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 56) *

AutoNation, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05329W102

(CUSIP Number)

Bruce Newsome, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,408
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,408
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 58,324,657 Shares outstanding as of April 19, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, that was filed by the Issuer with the SEC on April 21, 2022.

CUSIP No. 05329W102

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,408
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,408
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 58,324,657 Shares outstanding as of April 19, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, that was filed by the Issuer with the SEC on April 21, 2022.

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,408
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,408
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based upon 58,324,657 Shares outstanding as of April 19, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, that was filed by the Issuer with the SEC on April 21, 2022.

CUSIP No. 05329W102

1.	Names of Reporting Persons. The Lampert Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 162,002
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 162,002
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 162,002
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based upon 58,324,657 Shares outstanding as of April 19, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, that was filed by the Issuer with the SEC on April 21, 2022.

CUSIP No. 05329W102

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,011,183 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,011,183 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,011,183 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,649 Shares held by The Nicholas Trust, 1,649 Shares held by The Nina Trust, 162,002 Shares held by the Foundation and 4,408 Shares held in the Liability Accounts controlled by ESL.
(2)

Based upon 58,324,657 Shares outstanding as of April 19, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, that was filed by the Issuer with the SEC on April 21, 2022.

This Amendment No. 56 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of AutoNation, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (the “SEC”) by ESL Partners, L.P., a Delaware limited partnership (“ESL”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“Investments”), The Lampert Foundation, a Connecticut trust (the “Foundation”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“In connection with a credit agreement (the “Credit Agreement”) that extended a loan (the “Loan”) to an affiliate of Mr. Lampert, among other assets, Shares held by Mr. Lampert were pledged as security for the obligations under the Loan pursuant to that certain Pledge Agreement, dated as of November 16, 2021, by and between Mr. Lampert and UBS AG, Stamford Branch, as administrative agent (“UBS”) (such agreement being, the “Pledge Agreement”). Pursuant to the terms of the Pledge Agreement, upon the occurrence and during the continuation of an event of default pursuant to the terms of the Loan (an “Event of Default”) or a liquidation event pursuant to the terms of the Pledge Agreement (a “Pledge Agreement Liquidation Event”), UBS may exercise certain remedies including the right to sell or otherwise dispose of the Shares pledged as security pursuant to the Pledge Agreement. However, UBS may not exercise any voting or dispositive power over any such Shares except to the extent that an Event of Default or a Pledge Agreement Liquidation Event has occurred and is continuing. The Credit Agreement and the Pledge Agreement contain certain customary provisions, including representations and warranties, covenants, loan to value requirements, mandatory prepayment events and events of default.

The Lampert Margin Loan remains outstanding and was most recently amended and restated on January 28, 2022 (as so amended and restated, the “Amended Margin Loan”). Pursuant to the Amended Margin Loan, Lender agreed to make one or more margin loans to Mr. Lampert in an aggregate principal amount not to exceed $300 million, subject to adjustment pursuant to the terms of the Amended Margin Loan, and payable on demand. Pursuant to the terms of the Amended Margin Loan, upon the occurrence and during the continuation of an event of default, Lender may exercise certain remedies including the right to sell or otherwise dispose of the shares of Common Stock pledged as security under the Amended Margin Loan. However, Lender may not exercise any voting or dispositive power over any such Shares except to the extent that an event of default under the Amended Margin Loan has occurred and is continuing. The Amended Margin Loan contains certain customary provisions, including representations and warranties, covenants, loan to value requirements, mandatory prepayment events and events of default.

The Partners Margin Loan has terminated.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Filing Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of May 6, 2022, the Filing Persons may be deemed to beneficially own the Shares set forth in the table below.

FILING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	4,408	(1)	Less than 0.1% (2)	4,408	(1)	0	4,408	(1)	0
RBS Partners, L.P.	4,408	(1)	Less than 0.1% (2)	4,408	(1)	0	4,408	(1)	0
ESL Investments, Inc.	4,408	(1)	Less than 0.1% (2)	4,408	(1)	0	4,408	(1)	0
The Lampert Foundation	162,002		0.3% (2)	162,002		0	162,002		0
Edward S. Lampert	9,011,183	(1)(3)(4)	15.5% (2)	9,011,183	(1)(3)(4)	0	9,011,183	(1)(3)(4)	0

(1)

This number includes 4,408 Shares held in the Liability Accounts controlled by ESL. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, ESL. Investments is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, Investments.

(2)

This is based upon 58,324,657 Shares outstanding as of April 19, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, that was filed by the Issuer with the SEC on April 21, 2022.

(3)

This number includes 8,901,230 Shares held by Mr. Lampert, 1,649 Shares held by The Nicholas Floyd Lampert 2015 Trust (“The Nicholas Trust”) and 1,649 Shares held by The Nina Rose Lampert 2015 Trust (“The Nina Trust” and, together with The Nicholas Trust, the “Trusts”).

(4)

This number includes 162,002 Shares held by the Foundation. Mr. Lampert and his wife Kinga Keh Lampert are co-trustees of, and may be deemed to indirectly beneficially own securities owned by, the Foundation.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Filing Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“As previously disclosed on the Form 4 filed by Mr. Lampert on October 27, 2021, on October 25, 2021, Mr. Lampert entered into a prepaid variable forward sale contract (“Transaction #1”) with an unaffiliated bank (the “Bank”), which obligated Mr. Lampert to deliver to the Bank up to 526,320 Shares (or, at Mr. Lampert’s election, an equivalent amount of cash, as determined pursuant to the Transaction #1 documentation) on the applicable settlement dates beginning May 4, 2022. In exchange for entering into Transaction #1 and assuming this obligation, Mr. Lampert received a cash payment of $51,268,069.61 on October 25, 2021. Transaction #1 was divided into ten individual components designated by valuation date, which are the ten trading days from May 2, 2022 through May 13, 2022, inclusively, of which the number of Shares with respect to each component is 52,632 (each, the “Transaction #1 Component Share Number” for the relevant component). On October 25, 2021, Mr. Lampert pledged 526,320 Shares (the “Transaction #1 Pledged Shares”) to secure the obligations under Transaction #1.

Also as previously disclosed on the Form 4 filed by Mr. Lampert on October 27, 2021, on October 25, 2021, Mr. Lampert entered into a separate prepaid variable forward sale contract (“Transaction #2”, and together with Transaction #1, the “Transactions”) with the Bank, which obligated Mr. Lampert to deliver to the Bank up to 89,260 Shares (or, at Mr. Lampert’s election, an equivalent amount of cash, as determined pursuant to the Transaction #2 documentation) on the applicable settlement dates beginning May 4, 2022. In exchange for entering into Transaction #2 and assuming this obligation, Mr. Lampert received a cash payment of $8,694,687.44 on October 25, 2021. Transaction #2 was also divided into ten individual components designated by valuation date, which are also the ten trading days from May 2, 2022 through May 13, 2022, inclusively, of which the number of Shares with respect to each component is 8,926 (each, the “Transaction #2 Component Share Number” for the relevant component). On October 25, 2021, Mr. Lampert pledged 89,260 Shares (the “Transaction #2 Pledged Shares”, and together with the Transaction #1 Pledged Shares, the “Pledged Shares”) to secure the obligations under Transaction #2. Mr. Lampert retained all voting rights and dispositive power over all of the Pledged Shares during the term of the applicable pledge, subject to the Bank’s exercise of default remedies.

On the settlement date for each component (beginning on May 4, 2022), Mr. Lampert is obligated to deliver to the Bank a number of Shares determined as follows (or, at Mr. Lampert’s election, Mr. Lampert may pay an equivalent amount in cash on the applicable settlement date, as determined pursuant to the Transaction #1 documentation or Transaction #2 documentation, as applicable): (a) if the volume weighted average trading price per Share on the valuation date, as determined pursuant to the Transaction #1 documentation or Transaction #2 documentation, as applicable, for the relevant component (the “Settlement Price”) is less than $105.7352 (the “Floor Price”), either the Transaction #1 Component Share Number or the Transaction #2 Component Share Number, as applicable for the relevant component; (b) if the Settlement Price is between the Floor Price and $231.2958 (the “Cap Price”), either the Transaction #1 Component Share Number or the Transaction #2 Component Share Number, as applicable for the relevant component, multiplied by the Floor Price divided by the Settlement Price; and (c) if the Settlement Price is greater than the Cap Price, either the Transaction #1 Component Share Number or the Transaction #2 Component Share Number, as applicable for the relevant component, multiplied by (1—((Cap Price—Floor Price), divided by the Settlement Price)).

Accordingly, Mr. Lampert delivered a total of 137,662 Transaction #1 Pledged Shares and 23,346 Transaction #2 Pledged Shares to the Bank in connection with physical settlements occurring on May 4, 2022, May 5, 2022 and May 6, 2022 pursuant to the terms of the documentation of Transaction #1 and Transaction #2, as applicable. On May 4, 2022, Mr. Lampert delivered 47,287 of the Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 52,632 Transaction #1 Pledged Shares subject to the May 2, 2022 valuation date and a Settlement Price of $117.6877. On May 4, 2022, Mr. Lampert also delivered 8,019 of the Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 8,926 Transaction #2 Pledged Shares subject to the May 2, 2022 valuation date and a Settlement Price of $117.6877. On May 5, 2022, Mr. Lampert delivered 45,662 of the Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 52,632 Transaction #1 Pledged Shares subject to the May 3, 2022 valuation date and a Settlement Price of $121.8757 On May 5, 2022, Mr. Lampert also delivered 7,744 of the Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 8,926 Transaction #2 Pledged Shares subject to the May 3, 2022 valuation date and a Settlement Price of $121.8757. On May 6, 2022, Mr. Lampert delivered 44,713 of the Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 52,632 Transaction #1 Pledged Shares subject to the May 4, 2022 valuation date and a Settlement Price of $124.4616. On May 6, 2022, Mr. Lampert also delivered 7,583 of the Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 8,926 Transaction #2 Pledged Shares subject to the May 4, 2022 valuation date and a Settlement Price of $124.4616.

The description of the Transactions herein is qualified in its entirety by the documentation of Transaction #1 and Transaction #2, respectively.

The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2022	ESL PARTNERS, L.P.

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

THE LAMPERT FOUNDATION

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Co-Trustee

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert

ANNEX B

RECENT TRANSACTIONS BY THE FILING PERSONS IN THE SECURITIES OF AUTONATION, INC.

Entity	Date of Transaction	Description of Transaction	Shares Disposed	Price Per Share
Edward S. Lampert	03/25/2022	Open Market Sales	13,210	$113.2910
Edward S. Lampert	03/28/2022	Open Market Sales	600	$110.0300
Edward S. Lampert	03/29/2022	Open Market Sales	19,175	$111.5574
Edward S. Lampert	04/01/2022	Open Market Sales	55,358	$99.1220
Edward S. Lampert	04/04/2022	Open Market Sales	9,478	$101.0700
Edward S. Lampert	04/05/2022	Open Market Sales	54,171	$98.4579
Edward S. Lampert	04/06/2022	Open Market Sales	25,000	$99.4005
Edward S. Lampert	04/07/2022	Open Market Sales	75,000	$99.5537
Edward S. Lampert	04/08/2022	Open Market Sales	80,000	$103.1755
Edward S. Lampert	04/12/2022	Open Market Sales	200	$107.4050
Edward S. Lampert	04/19/2022	Open Market Sales	13,391	$108.7022
Edward S. Lampert	04/22/2022	Open Market Sales	35,355	$106.4554
Edward S. Lampert	04/25/2022	Open Market Sales	60,000	$112.7546
Edward S. Lampert	04/26/2022	Open Market Sales	15,000	$116.3522
Edward S. Lampert	05/04/2022	Open Market Sales	98,290	$125.6787
Edward S. Lampert	05/04/2022	(1)	55,306	(1)
Edward S. Lampert	05/05/2022	Open Market Sales	98	$123.00
Edward S. Lampert	05/05/2022	(2)	53,406	(2)
Edward S. Lampert	05/06/2022	Open Market Sales	6,680	$124.0194
Edward S. Lampert	05/06/2022	(3)	52,298	(3)

(1)

In accordance with the terms described and defined in Item 6, on May 4, 2022, Mr. Lampert delivered 47,287 of the Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 52,632 Transaction #1 Pledged Shares subject to the May 2, 2022 valuation date and a Settlement Price of $117.6877. Mr. Lampert also delivered 8,019 of the Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 8,926 Transaction #2 Pledged Shares subject to the May 2, 2022 valuation date and a Settlement Price of $117.6877.

(2)

In accordance with the terms described and defined in Item 6, on May 5, 2022, Mr. Lampert delivered 45,662 of the Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 52,632 Transaction #1 Pledged Shares subject to the May 3, 2022 valuation date and a Settlement Price of $121.8757. Mr. Lampert delivered 7,744 of the Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 8,926 Transaction #2 Pledged Shares subject to the May 3, 2022 valuation date and a Settlement Price of $121.8757.

(3)

In accordance with the terms described and defined in Item 6, on May 6, 2022, Mr. Lampert delivered 44,713 of the Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 52,632 Transaction #1 Pledged Shares subject to the May 4, 2022 valuation date and a Settlement Price of $124.4616. Mr. Lampert delivered 7,583 of the Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 8,926 Transaction #2 Pledged Shares subject to the May 3, 2022 valuation date and a Settlement Price of $124.4616.